

Advantage Announces Executive Appointment
Vice President Marketing & Commercial

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, April 15, 2018 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce the appointment of David Sterna to the position of Vice President Marketing and Commercial. Mr. Sterna has significant expertise with commodity marketing including the development of market diversification initiatives such as LNG and industrial gas projects. He has over 20 years of executive and senior Management experience and was most recently at Progress Energy Canada Ltd., a wholly owned subsidiary of Petroliam Nasional Berhad (PETRONAS), with previous positions at a number of senior and intermediate upstream oil and gas producers.

Advantage believes that increasing global and domestic demand for clean natural gas and associated by-products will create long term Canadian supply growth opportunities to new commercial ventures that could broaden and diversify the Corporation's revenue sources. Mr. Sterna's knowledge and experience in this new Executive position will complement Advantage's existing leadership team in the development/implementation of go-forward strategies to enhance the continued development of the Corporation's industry leading low cost Montney natural gas and liquids resource.

About Advantage

Advantage Oil & Gas Ltd. is a Canadian upstream exploration and production company focused on development of its significant position in the Montney natural gas and liquids resource play. The Corporation's common shares trade on the Toronto and New York Stock Exchanges under the symbol AAV.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's belief that increasing global and domestic demand for clean natural gas and associated by-products provides long term opportunities to broaden revenue sources and to supply future projects. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations and changes in tax laws. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are cautioned that the foregoing lists of factors is not exhaustive.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; timing and amount of capital expenditures; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; and current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.